UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐               No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐               No  ☒

GW Pharmaceuticals Announces Preliminary Results of Epidiolex® in Children and Young Adults with Treatment-Resistant Epilepsy from Physician-Led Expanded Access Treatment Program

GW Pharmaceuticals plc (the “Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced on June 17, 2014 preliminary results of Epidiolex® in children and young adults with treatment-resistant epilepsy from physician-led Expanded Access Treatment Program and that it will host a conference call and broadcast a slide show today at 8:30 a.m. ET to discuss this data.  The press release and slide data are furnished as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Exhibits

99.1	Press Release dated June 17, 2014

99.2	Epidiolex® Expanded Access INDs Physician Reported Treatment Effect Data

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: June 17, 2014

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